Dewey & LeBoeuf LLP 125 West 55th Street New York, NY 10019-5389

tel +1 212 424 8185 fax +1 212 649 9483 mricciardi@dl.com

November 7, 2007

BY EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Maiden Holdings, Ltd. Registration Statement on Form S-1, filed September 18, 2007 File No. 333-146137

Dear Mr. Riedler:

On behalf of Maiden Holdings, Ltd. (the “Company”), we have enclosed copies of Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from the Registration Statement filed with the Commission on September 18, 2007.

The changes reflected in Amendment No. 1 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated October 15, 2007 to Max G. Caviet, President and Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we set forth below each comment from your comment letter in bold typeface and include the Company’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 1. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 1, which includes the prospectus as revised. The Company has authorized us to make the responses contained in this letter.

Mr. Jeffrey P. Riedler
November 7, 2007

In connection with our response, we are submitting the following materials:

1.	Five revised, clean courtesy copies of Amendment No. 1; and

2.	Five courtesy copies of Amendment No. 1, marked to show changes from the initial document filed on September 18, 2007.

Form S-1

General

1.
Please provide us with proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use. Please note that we may have comments regarding this material.

The Company does not currently expect to include any graphic materials or artwork in its prospectus. The Company confirms that in the event it decides to include such graphic materials or artwork, the Company will provide proofs thereof to the Commission.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

The Company notes your comment and confirms that it has amended the Registration Statement in accordance with your comments as it sees appropriate in portions that you have not cited as examples.

Cover Page

3.
We note your discussion regarding the fact that no public market currently exists for your common stock and further that you intend to apply to have your common stock approved for listing on the Nasdaq Global Market or the New York Stock Exchange. Please note that Item 501(b)(3) of Regulation S-K requires the inclusion of a market price. In that regard, please revise this section to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing market prices or privately negotiated prices.

The Registration Statement has been amended to reflect the Staff’s comment. See the prospectus cover page of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

Certain Important Information, page i

4.
It is not appropriate to disclaim responsibility for information included in your registration statement. Please delete the statement that you accept no further responsibility for the information relating to AmTrust.

The Company has deleted the statement that it accepts no further responsibility for the information relating to AmTrust.

Prospectus Summary, page 1

5.
Given your heavy reliance on AmTrust, in a separate heading please briefly discuss AmTrust and its operations. Your disclosure should include how long AmTrust has been in business, where it primarily conducts its business and all the specific products and services it provides. Please also indicate if any products or services that AmTrust provides overlap with the products and services you currently provide or intend to provide pursuant to your business plan. Additionally, please disclose AmTrust’s A.M. Best rating and how long it has maintained that rating.

The Registration Statement has been amended to reflect the Staff’s comment. See page 2 of Amendment No. 1.

6.	Quantify AmTrust’s written premiums for last year and the premiums ceded to unaffiliated reinsurers.

The Registration Statement has been amended to reflect the Staff’s comment. See page 1 of Amendment No. 1.

7.	In the “Overview” section, you indicate that you plan to market to “Lloyd’s syndicates.” Please explain who Lloyd’s syndicates refer to.

The Registration Statement has been amended to reflect the Staff’s comment. See page 1 of Amendment No. 1.

8.	We note your statement that AmTrust is your first and largest customer. Do you currently have any other customers? If not, please state that it is your only customer.

The Registration Statement has been amended to reflect the Staff’s comment. See page 1 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

9.
Please revise the summary to clarify that pursuant to the quota share reinsurance agreement, you have accepted 40% of AmTrust’s liabilities for 9% of the written premiums net of ceding commissions. Similarly, revise throughout your document.

Pursuant to the Company’s quota share reinsurance agreement with AII, Maiden Insurance reinsures 40% of the written premium of AmTrust’s current and hereafter acquired insurance companies. AII receives a ceding commission of 31% from the Company. The 31% is applied to the premiums ceded to Maiden Insurance (i.e., 31% of 40% of AmTrust’s written premiums), not the premiums written. The Company has modified the disclosure on page 1 of Amendment No. 1 to clarify that the ceding commission is applied to the premiums ceded.

10.
Please explain the basis for your belief that your relationship with AmTrust should enable you to achieve profitable growth in your first years of operations. This discussion should be quantified to the extent possible.

The Registration Statement has been amended to reflect the Staff’s comment. See page 1 and page 55 of Amendment No. 1.

Business Strategy, page 2

11.
We note your projection that a substantial amount of your reinsurance business will be derived from AmTrust while you gradually develop business opportunities. Please revise to disclose the percentage of your business that is currently derived from AmTrust.

The Registration Statement has been amended to reflect the Staff’s comment. See page 2 of Amendment No. 1.

12.
Please identify your management team’s extensive market relationships. Similarly, describe the industry contacts and extensive relationships with program administrators referenced in “Competitive Strengths.” These relationships and contacts should be described in greater detail in the Business section.

The Registration Statement has been amended to reflect the Staff’s comment. See page 3 and page 58 of Amendment No. 1.

Competitive Strengths, page 2

13.	You indicate in the first bullet point that AmTrust generated a weighted average net loss ratio of 64.7% for the three years ended December 31, 2006. Please explain what this ratio means.

The Registration Statement has been amended to reflect the Staff’s comment. See page 3 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

Our Challenges, page 3

14.	Please revise the heading to reference “weaknesses” and “risks.”

The Registration Statement has been amended to reflect the Staff’s comment. See page 4 of Amendment No. 1.

Risk Factors, page 6

15.
We note your statement in the introductory paragraph of the risk factor section providing, that “[a]dditional risks and uncertainties that we do not currently know about or that we currently deem immaterial may also adversely affect our business, financial condition and results of operations.” Please eliminate this sentence as it implies that there are other risks that the investor should consider before investing in your company when the risk factor section should list all of the risks key to an investment decision.

The Registration Statement has been amended to reflect the Staff’s comment. See page 7 of Amendment No. 1.

“We are dependent on AmTrust and its subsidiaries for a substantial . . . .,” page 6

16.	Please specify what percentage of your business is from AmTrust.

The Registration Statement has been amended to reflect the Staff’s comment. See page 7 of Amendment No. 1.

17.
Please revise to clarify that you are not able to control the types or amounts of reinsurance AmTrust purchases from unaffiliated reinsurers and that any changes AmTrust makes to such reinsurance may affect your profitability and ability to write additional business.

The Registration Statement has been amended to reflect the Staff’s comment. See page 7 of Amendment No. 1.

18.	Other than AmTrust, please indicate where you currently derive any revenue.

The Registration Statement has been amended to reflect the fact that the Company derives all of its revenue from AmTrust. See page 7 of Amendment No. 1.

19.
You indicate that AmTrust has advised you that you may have “an opportunity to participate in the working layer of the January 1, 2008 scheduled renewal of AmTrust’s workers’ compensation excess of loss reinsurance program, subject to the negotiation of mutually acceptable terms.” Please elaborate what you mean by “an opportunity to participate” and “working layer.”

The Registration Statement has been amended to reflect the Staff’s comment. See page 7 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

20.	Please identify the termination provisions. The cross reference to another portion of the document is not sufficient.

The Registration Statement has been amended to reflect the Staff’s comment. See page 7 of Amendment No. 1.

21.	Please relocate the risk and discussion relating to your substantial credit exposure to AmTrust as a separate risk factor.

The Registration Statement has been amended to reflect the Staff’s comment. See page 9 of Amendment No. 1.

22.
You disclose that you are not entitled to the same rights as a reinsurance company who has a direct contractual with AmTrust’s insurance subsidiaries. Please provide a more specific discussion of the differences in rights due to your agreement with AmTrust, as opposed to AmTrust’s insurance subsidiaries. Examples may be useful in illustrating the differences in rights. Additionally, include this discussion as a separate risk factor.

The Registration Statement has been amended to reflect the Staff’s comment. See page 9 of Amendment No. 1.

“Our business relationship with AmTrust and its subsidiaries may present . . . .,” page 6

23.
Please revise your header to reflect that your business arrangement with AmTrust may not necessarily reflect terms that you would agree to in arms-length negotiations with an independent third party and further that your relationship could expose you to possible claims that you did not act in the best interests of your shareholders.

The Registration Statement has been amended to reflect the Staff’s comment. See page 8 of Amendment No. 1.

24.
Each risk factor should discuss only one material risk. In that regard, please remove the risks related to Messrs. Zyskind, Pipoly and Caviet serving as executive officers for both AmTrust and your company as a separate new risk factor. In your discussion, please also disclose the other members of your executive management team who are former executives of AmTrust.

As noted in the Registration Statement, Mr. Zyskind is the Chairman of the Board and not an executive officer of the Company. The Registration Statement has been amended to reflect the Staff’s comment. See pages 8 through 9 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

25.
You indicate that your three of your executive officers also serve in executive capacities at AmTrust. Please indicate what percentage of their time is spent at AmTrust and Maiden, respectively. Additionally, please indicate if these executive officers are paid for their services by both companies.

The Registration Statement has been amended to reflect the Staff’s comment. See page 8 of Amendment No. 1.

26.
With respect to Messrs. Zyskind and Pipoly, your disclosure is unclear as to whether they will continue to serve in their capacities at your company after the transitional period is completed in contrast to Mr. Caviet, whom you have disclosed will not be serving at AmTrust after December 31, 2007. Please revise your disclose to indicate how long Messrs. Zyskind and Pipoly will continue to serve in their dual positions at your company and AmTrust.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 8 through 9 of Amendment No. 1.

27.	You indicate that Mr. Caviet will continue to own options and equity in AmTrust. Please disclose the amount of beneficial ownership he has in AmTrust.

The Registration Statement has been amended to reflect the Staff’s comment. See page 8 of Amendment No. 1.

“We are dependent on our key executives. We may not be able to attract . . . .,” page 8

28.
Please indicate whether you have any employment agreements with Messrs. Zyskind and Caviet, and briefly discuss any termination provisions as well as the expiration date of the employment agreements. Additionally, please indicate if you maintain or intend to seek key person life insurance policies for any key personnel.

The Registration Statement has been amended to reflect that the Company does not maintain key man life insurance coverage on the lives of its key personnel. As mentioned in the risk factor, Mr. Zyskind is not an employee of the Company and therefore he has no employment agreement with the Company, and Mr. Caviet has a transitional employment agreement.

“We may require additional capital in the future, which may not be . . . .,” page 9

29.
You indicate that you may need to raise additional funds to further capitalize your company. Please indicate the approximate timing of when you expect to need the additional funding and approximately how much you expect to need.

The Registration Statement has been amended to reflect the Staff’s comment. See page 11 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

30.	Please also quantify the foreseeable time period for which you believe present funding will be sufficient.

The Registration Statement has been amended to reflect the Staff’s comment. See page 11 of Amendment No. 1.

“We may not be able to manage our growth effectively,” page 9

31.
Please indicate the approximate time frame in which you plan to grow and in what areas you plan to grow. To the extent possible, please quantify your disclosure. If you cannot, please so indicate and the reasons you cannot.

The Company’s current plan is to continue its relationship with AmTrust while seeking opportunities to reinsure other insurance companies operating in similar niches. The Company does not have a specific time frame for its expected growth. The Registration Statement has been amended to reflect the Staff’s comment. See page 12 of Amendment No. 1.

“Our business could be adversely affected by Bermuda employment restrictions,” page 9

32.	Please quantify how many non-Bermudian employees you plan to hire and in what capacities such employees will serve at your company.

The Registration Statement has been amended to reflect the Staff’s comment. See page 12 of Amendment No. 1.

“Our actual insured losses may be greater than our loss reserves, which . . . .,” page 10

33.
You indicate that you expect your success will depend upon your ability to assess accurately the risks associated with the businesses that you will reinsure. Since your business will rely heavily on the business of AmTrust, please revise to briefly describe AmTrust’s level of reserves for the past three fiscal years, whether those reserves have been adequate and whether AmTrust has had to make any adjustments to those reserves because of deficiencies.

The Registration Statement has been amended to reflect the Staff’s comment. See page 13 of Amendment No. 1.

“Our business will be dependent upon reinsurance brokers, managing . . . .,” page 10

34.
You indicate that you intend to market your reinsurance products primarily through brokers, managing general agents and other producers. Please explain what you mean by other producers. Please also indicate whether the brokers and agents will be the same brokers and agents used by AmTrust.

The Registration Statement has been amended to reflect the Staff’s comment. See page 13 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

35.	To the extent that you anticipate having difficulties in recruiting or hiring qualified agents and brokers, please revise to discuss these difficulties.

The Company does not anticipate having difficulties in recruiting or hiring qualified managing general agents and brokers. As a reinsurance company, unlike a primary insurance carrier, the Company does not hire agents, but introduces itself to managing general agents and brokers, acquaints them with the types of business it is interested in writing and seeks submissions of suitable opportunities from them. The Company has met with a number of qualified agents and brokers as it enters the market and has been well received.

“A decline in the level of business activity of AmTrust’s workers’ . . . .,” page 11

36.
Since your results of operation are highly dependent on the level of business activity of AmTrust’s workers’ compensation insurance, to the extent AmTrust has experienced any declines in the last three years in underwriting such insurance policies, please revise your risk factor to discuss the declines and the circumstances surrounding the decline.

The Registration Statement has been amended to reflect the Staff’s comment. See page 14 of Amendment No. 1.

“AmTrust’s specialty risk and extended warranty business is dependent upon the sale. . .,” page 12

37.	What percentage of AmTrust’s revenue is derived from the sale of these products?

The Registration Statement has been amended to reflect the Staff’s comment. See page 16 of Amendment No. 1.

“The outcome of recent insurance industry investigations. . .,” page 14

38.	Please revise to explain how the McCarran-Ferguson Act impacts your current operations and the potential effect on your operations if it is repealed.

The Registration Statement has been amended to reflect the Staff’s comment. See page 17 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

“We will compete with a large number of companies in the reinsurance . . . .,” page 14

39.	Please identify your major competitors or if the market is characterized by a large number of participants, provide an estimate of the number of participants.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 17 through 18 of Amendment No. 1.

“Our holding company structure and certain regulatory and other . . . .,” page 17

40.	Under the test governing the amount of dividends that your insurance subsidiary may declare, if any, please disclose the amount that it may pay you given its current financial condition.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 20 through 21 of Amendment No. 1.

“A significant amount of our invested assets will be subject to changes . . .,” page 18

41.
You state in this risk factor that you intend to invest a portion of your portfolio in bonds, below investment grade securities and in equity securities. Please indicate the percentage you expect to invest in each.

The Registration Statement has been amended to reflect the Staff’s comment. See page 22 of Amendment No. 1.

42.
Please expand this risk factor to highlight that the company has yet to implement its investment strategy, and that unlike more established reinsurance companies with longer operating histories, you have no investment track record to which investors can refer.

The Company has implemented its investment strategy; however, due to market conditions, the Company has currently invested less than its long-term target allocation in equities and high-yield debt securities. See pages 22 through 23 of Amendment No. 1. The Registration Statement has been amended to reflect the Staff’s comment with regard to the lack of an investment track record. See page 23 of Amendment No. 1.

“U.S. persons who own our shares may have more difficulty in protecting . . . .,” page 22

Mr. Jeffrey P. Riedler
November 7, 2007

43.
This risk factor as currently drafted does not provide sufficient information without referencing to other sections of this prospectus. In that regard, please revise this risk factor to provide some examples of how differences in Bermuda and US laws could impact a shareholder in your company. For example, explain how the rights of a shareholder to enforce specific provisions of the Companies Act or your bye-laws may make it more difficult for a shareholder to protect his/her interest.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 26 through 27 of Amendment No. 1.

“U.S. tax-exempt organizations that own our shares may recognize unrelated business taxable income.” page 26

44.	Please revise to discuss the consequences of unrelated business taxable income. The cross reference is not sufficient.

The Registration Statement has been amended to reflect the Staff’s comment. See page 32 of Amendment No. 1.

Dividend Policy, page 32

45.	Please disclose the amount your subsidiary currently has available, if any, to pay dividends to you.

Unlike the case with a U.S. domiciled insurance company, there is no formula under Bermuda law that regulates the amount of dividends that Maiden Insurance may pay. The Company believes that attempting to specify the maximum amount of dividends that Maiden Insurance may pay would therefore not be meaningful to investors. The Registration Statement has been amended to reflect the Staff’s comment. See page 38 of Amendment No. 1.

Capitalization, page 33

46.
Please revise your capitalization table to reflect your capitalization as of the most recent balance sheet date presented in your financial statements. Any subsequent transactions significantly affecting your capital should be provided as a pro forma presentation.

The Registration Statement has been amended to reflect the Staff’s comment. See page 39 of Amendment No. 1.

Management’s Discussion and Analysis, page 34

Overview, page 34

47.	You indicate that your insurance subsidiary is a “Class 3 insurer in Bermuda.” Please explain what that means.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 40 and 74 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

Critical Accounting Policies, page 37

Premiums, Page 37

48.
Please revise your discussion to clarify and differentiate, if appropriate, your revenue recognition for reinsurance on a “policies attaching” basis and on a “losses occurring” basis. Please explain to us separately how your premium recognition complies with US GAAP by referencing for us the authoritative literature you rely upon to support your position. Please ensure that your revised disclosure results in premium recognition in proportion to the amount of insurance protection provided as required by paragraph 21 of SFAS 113. In your response, please clarify for us why you recognize premiums over a 24-month period when your underlying policies have a term of only 12 months.

Policies attaching reinsurance covers risks occurring over a 24 month period, i.e. if a reinsurance policy is written for calendar year 2007, the coverage runs until the end of calendar 2008, and hence the underlying earnings are recorded over that 24 month period. An example of this would be a property and casualty reinsurance contract for calendar year 2007; such a reinsurance policy covers losses in underlying insurance policies issued or renewed during calendar year 2007. As the underlying insurance policies have a 12 month period, an insurance policy issued in December 2007 and expiring in December 2008 would be covered by the reinsurance policy for 2007. Hence, the earnings are attributed to the full 24 month period.

Losses occurring reinsurance covers losses occurring on or after the reinsurance agreement’s inception date, regardless of when the underlying policy was issued. Hence, the period covered by such an agreement is 12 months, and the premium is earned over a 12 month period.

The Company’s earnings methodology is to earn such premium on a straight-line basis over the relevant period, and is compliant with paragraph 21 of SFAS 113. The Company believes that its disclosure on pages 43 through 44 clearly sets out its earnings methodology for both policies attaching and losses occurring contracts, and is in-line with standard practice for such contracts by other reinsurers.

Losses and Loss Adjustment Expense Reserves, page 37

49.
We believe your disclosure may be improved to better explain your loss reserving process and the underlying judgments and uncertainties surrounding your estimate of loss reserves. Since your discussion on page 55 appears to indicate that you will be basing your loss reserves on a point estimate provided by AmTrust for the near term, please revise your disclosure to discuss the risks associated with making estimates and the expected effects of the uncertainty on your financial position and results of operations, including the following:

a.	The nature and extent of the information received from AmTrust related to the loss estimate, including the significant factors considered;

Mr. Jeffrey P. Riedler
November 7, 2007

b.
The actuarial methods used by either you or AmTrust to determine your loss reserves. Please ensure that this description identifies the unique development characteristics of each material line of business and explains how and why you apply the selected actuarial methods in determining your reserves;

c.
How you use the information received from AmTrust. If you record to the point estimate provided by AmTrust, explain why you do not believe an adjustment is necessary, given the difference in your operations (i.e. insurance versus reinsurance). If you adjust the estimate received from AmTrust, discuss all significant factors you consider in making the adjustments;

d.	The time lag from when claims are reported to AmTrust to when it reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;

e.	How you determine the accuracy and completeness of the information received;

f.	Your actuary’s role in estimating the loss reserve;

g.	Dispute resolving processes with AmTrust and any other cedants;

h.	Whether and to what extent you use historical industry loss information to validate the existing reserves and/or as a means of identifying unusual trends in the information received from AmTrust.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 44 through 46 of Amendment No. 1.

Liquidity and Capital Resources, page 39

Contractual Obligations, page 42

50.
Please revise your contractual obligations table to reflect your future cash requirements as of the most recent balance sheet date presented in your financial statements. In addition, please separately disclose outside the table any material commitments entered into after your most recent balance sheet date.

The Registration Statement has been amended to reflect the Staff’s comment. See page 50 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

Workers’ Compensation Insurance, page 43

51.
Please revise to disclose your source of information for your claim that workers’ compensation insurance industry calendar year combined ratios reached 122% in 2001 and declined to 92.6% in 2006 as a result of premium rate increases and decline in claim frequency.

The Registration Statement has been amended to reflect the Staff’s comment. See page 51 of Amendment No. 1.

The Bermuda Insurance Market, page 44

52.	Please revise your disclosure to identify the source of information for the following claims:

•	“Over the past 15 years, Bermuda has become one of the world’s leading insurance and reinsurance markets.”

•	“Bermuda’s position in the reinsurance and reinsurance market solidified after the events of September 11, 2001 and the 2005 hurricane season.”

•
“Approximately $25 billion of new capital was raised globally by insurance and reinsurance companies from Hurricane Katrina through July 31, 2006, with $18 billion, or 75%, invested in the insurance and reinsurance sector in Bermuda.”

The Registration Statement has been amended to reflect the Staff’s comment. See page 52 of Amendment No. 1.

Business, page 46

53.
Since your results of operations appear to be highly dependent on the results of operations of AmTrust, please briefly provide AmTrust’s results of operations for the fiscal year ended December 31, 2006 and the quarter ended September 30, 2007. The discussion should include premiums written, premiums ceded to unaffiliated reinsurers, loss reserves and required adjustments.

AmTrust’s results of operations for the fiscal year ended December 31, 2006 and for the quarters ended March 31, 2007 and June 30, 2007 are included in Amendment No. 1. See page 59 of Amendment No. 1. The Company has not included the results of operations for the quarter ended September 30, 2007 as they are not yet available.

Mr. Jeffrey P. Riedler
November 7, 2007

Third-Party Specialty Risk and Extended Warranty Reinsurance, page 58

54.	What type of risks does AmTrust currently cede to Munich Re. Also, disclose what percentage of its business AmTrust currently cedes to Munich Re.

The Registration Statement has been amended to reflect the Staff’s comment. See page 68 of Amendment No. 1.

55.	Additionally, please revise this section to also disclose the US dollar amount equivalent to the amounts you provide.

The Registration Statement has been amended to reflect the Staff’s comment. See page 68 of Amendment No. 1.

Investments, page 60

56.
On page 61, you disclose your investments existing at August 23, 2007. Please revise your disclosure to reconcile the amount of investments presented to those presented on your most recent historical balance sheet. In addition, please disclose whether there are any significant changes in your investments after August 23, 2007 and the reasons therefore.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 70 through 71 of Amendment No. 1.

57.	You disclose that you invest in mortgage-backed securities. Please revise your disclosure to indicate your exposure to sub-prime mortgages.

The Registration Statement has been amended to reflect the Staff’s comment. See page 70 of Amendment No. 1.

Employees and Administration, page 63

58.	Please disclose the number of full time and part time employees you currently have at your company.

The Registration Statement has been amended to reflect the Staff’s comment. See page 73 of Amendment No. 1.

Directors and Officers of Maiden Holdings, page 70

59.	Please revise the business description for Mr. Simcha Lyons so that his description includes dates of employment for the last five years.

In response to the Staff’s comment, the Company has revised the business description for Mr. Simcha Lyons to more clearly state his dates of employment for the last five years. Please see page 81 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

Selling Shareholders, page 108

60.
Since Barry Zyskind, Ray Neff, Ronald Pipoly, and Simcha Lyons are currently officers and directors, it appears they would be selling by or on behalf of the issuer and are therefore not eligible to sell their shares in an at the market offering.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 123 through 137 of Amendment No. 1.

61.
For each non-public entity listed in the table, please disclose the name of the natural person who has voting and dispositive power over the shares held by that entity. We note you provide this information for many of the entities listed in your table, but note that there are still a few entities that do not have the requested information.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 123 through 137 of Amendment No. 1.

62.
Selling shareholders who are broker-dealers are underwriters unless they received the shares as underwriting compensation. Please revise the footnotes to the selling shareholder table to identify any broker-dealers and state that they are underwriters or that they received the shares as underwriting compensation. Additionally, identify the selling shareholders that are underwriters in the “Plan of Distribution.”

Friedman, Billings, Ramsey & Co., Inc. has informed the Company that none of the selling shareholders are broker-dealers.

63.	If any of the selling shareholders are affiliates of broker-dealers, they should be identified as such and your disclosure should be revised, if true, to include the following representations:

•	the selling shareholder purchased in the ordinary course of business; and

•	at the time of the purchase, the selling shareholder had no agreements or understanding to distribute the securities.

In the event these representations are not accurate, then these affiliates should be identified as underwriters.

The Registration Statement has been amended to reflect the Staff’s comment. See pages 123 through 137 of Amendment No. 1.

Mr. Jeffrey P. Riedler
November 7, 2007

Website Access to our Periodic SEC Reports, page 125

64.	We note the corporate website you provide of www.maiden.bm. However, we are unable to locate this website. Please confirm that this website address is correct or revise your disclosure accordingly.

The Company’s website is www.maiden.bm. The website is currently under construction.

Financial Statements, page F-1

Notes to Financial Statements. page F-7

1. Basis of Presentation and summary of Accounting Principles, page F-7

Basis of Presentation, page F-7

65.	Please disclose your fiscal year end.

The Registration Statement has been amended to reflect the Staff’s comment. See page F-7 of Amendment No. 1.

* * *

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8185.

Sincerely, /s/ Matthew M. Ricciardi Matthew M. Ricciardi

cc:	Max G. Caviet Maiden Holdings, Ltd. 7 Reid Street Hamilton HM 11, Bermuda